FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 10, 2006
LJ INTERNATIONAL REPORTS 36% REVENUE INCREASE,
DOUBLING OF EPS IN SECOND QUARTER
Company’s ENZO Retail Division Reached $4.4 million in Revenues for First Six Months of 2006, Moving Closer to Profitability
HONG KONG and LOS ANGELES, August 10, 2006 — LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced financial results for the second quarter and six months ended June 30, 2006.
Highlights of the report include:
•	Second quarter 2006 revenues were up 36% year-over-year

•	Second quarter EPS was $0.04, up 100% from $0.02 in year-ago quarter

•	Revenues of ENZO Retail Division reached $2.69 million in second quarter, up 53% sequentially from first quarter

•	ENZO net loss narrowed to $328,000 in second quarter from $550,000 in first quarter

•	Excluding ENZO loss, overall EPS was $0.05 for second quarter 2006, $0.10 for first six months

•	Gross margin widened year-over-year to 28% from 24%, reflecting ENZO’s progressively positive impact

•	Company expects continued growth in third quarter of 2006 with annual increases of 24% and 20%, respectively, in revenues and EPS
Revenues for the second quarter ended June 30, 2006 rose to a record $25.95 million, up 36% from $19.08 million in the second quarter of 2005. Revenues in the Company’s core wholesale business totaled $23.26 million in the second quarter of 2006, up approximately 25% from a year earlier. Revenues at the ENZO chain of retail stores in China, Hong Kong and Macau totaled $2.69 million in the second quarter of 2006; they were not yet contributing significant revenue in the year-earlier quarter. On a sequential basis, ENZO revenues were up 53% from $1.76 million in the first quarter of 2006.

For the first six months of 2006, revenues totaled a record $50.10 million, up 37.2% from $36.51 million in the first six months of 2005. Core wholesale revenues were $45.66 million, while ENZO revenues totaled $4.44 million.
Net income for the second quarter of 2006 was $630,000, or $0.04 per fully diluted share, up 100% on an EPS basis from $303,000, or $0.02 per fully diluted share, in the second quarter of 2005. Excluding the net loss of the ENZO Division (see below), net income in the latest quarter was $958,000, or $0.05 per fully diluted share.
For the first six months of 2006, net income was $952,000, or $0.05 per fully diluted share, compared to $552,000, or $0.04 per fully diluted share, in the first six months of 2005. Excluding ENZO’s losses, net income for the first six months of 2006 was $1.83 million, or $0.10 per fully diluted share.
On the balance sheet, LJI’s cash and cash equivalents was at $8.83 million as of June 30, 2006 and the company continues to operate with zero long-term debt.
Chairman Notes Positive ENZO Impact
LJI Chairman and CEO Yu Chuan Yih said, “I’m pleased to report another strong quarter for LJI, with robust revenues expansion in both the wholesale and retail segments of the company. ENZO, which now has 32 stores in operation throughout China as well as 2 in Hong Kong and 1 in Macau, is starting to contribute to the company’s overall revenues and its margins, which are up significantly year-over-year. In addition, ENZO is making rapid progress towards division-level profitability, with a second-quarter net loss just over half the size of its loss in the first quarter. Our updated information indicates that 15 ENZO stores are now profitable on a store-by-store basis.”
Gross margins in the ENZO unit, at 63%, contributed to an increase in overall gross margins to 28% in the latest quarter from 24% a year earlier. Taken separately, in the second quarter of 2006 ENZO reported negative EBITDA of $209,000, less than half the negatives EBITDA of $455,000 in the first quarter. The division’s net loss declined to $328,000 in the second quarter from $550,000 in the first quarter.
Revenues of $33 million, EPS of $0.12 Expected in Third Quarter 2006
The Company today also provided guidance for the third quarter ending September 30, 2006. LJI expects overall revenues of approximately $33.0 million, up approximately 24% from the third quarter of 2005. Net income is projected to be approximately $2.1 million, or $0.12 per fully diluted share, up 20% from a year earlier.
Conference Call Information
The Company will conduct a conference call today, August 10, 2006 at 11:00 a.m. Eastern Time to discuss this second quarter earnings results. The call will be hosted by Betty Ho, Vice President of Corporate Development. The conference call is accessible live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s website at www.ljintl.com. The call can also be accessed via the Internet at www.investorcalendar.com by entering the Company’s name or ticker symbol.

To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	US$	US$	US$	US$

Operating revenue	25,946	19,074	50,101	36,513
Costs of goods sold	(18,669)	(14,454)	(37,001)	(28,243)

Gross profit	7,277	4,620	13,100	8,270

Selling, general and administrative expenses	(6,095)	(3,936)	(10,904)	(7,555)

Operating income	1,182	684	2,196	715

Other revenue and expense
Other revenues	234	72	346	108
Share of results of investment securities	—	—	—	215
Interest expenses	(683)	(402)	(1,404)	(726)

Income before income taxes, minority interest and extraordinary gain	733	354	1,138	312
Income taxes	(102)	(48)	(176)	(150)

Income before minority interest and extraordinary gain	631	306	962	162
Minority interest	(1)	(3)	(10)	(3)

Income before extraordinary gain	630	303	952	159
Extraordinary gain in negative goodwill	—	—	—	393

Net income	630	303	952	552

Earnings per share:
Basic	0.04	0.02	0.06	0.04

Diluted	0.04	0.02	0.05	0.04

Weighted average number of shares used in calculating diluted earnings per share	17,778,968	13,463,017	17,490,110	13,599,965

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of June 30,	As of
	2006	December 31, 2005
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	3,078	4,796
Restricted cash	5,755	5,839
Trade receivables, net of allowance for doubtful accounts (US$212 as of June 30, 2006 and December 31, 2005)	17,731	24,960
Derivatives	2,470	2,034
Investment in capital guaranteed fund	2,496	2,496
Inventories	63,144	55,941
Prepayments and other current assets	3,605	2,538

Total current assets	98,279	98,604
Properties held for lease, net	1,373	1,400
Property, plant and equipment, net	6,527	6,221
Due from related parties	139	484
Goodwill, net	1,521	1,521

Total assets	107,839	108,230

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,335	2,028
Notes payable	3,585	3,079
Capitalized lease obligation, current portion	75	20
Letters of credit, gold and other loans	28,037	32,643
Derivatives	5,436	3,567
Trade payables	11,016	12,168
Accrued expenses and other payables	5,096	7,280
Due to related parties	—	1,910
Income taxes payable	350	201
Deferred taxation	154	154

Total current liabilities	57,084	63,050
Long-term debts	—	—
Other payables, non-current	328	43

Total liabilities	57,412	63,093

Minority interest	139	129
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares,
Issued — 17,263,203 shares as of June 30, 2006; 15,521,203 shares as of December 31, 2005	173	155
Additional paid-in capital	35,729	31,419
Accumulated other comprehensive loss	(156)	(156)
Unearned compensation	(19)	(19)
Retained earnings	14,561	13,609

Total stockholders’ equity	50,288	45,008

Total liabilities and stockholders’ equity	107,839	108,230